AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON July 13, 2010
REGISTRATION NO. 333-_______

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

OMEGA HEALTHCARE INVESTORS, INC.
(Exact name of registrant as specified in its charter)

Maryland	38-3041398
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

200 International Circle, Suite 3500
Hunt Valley, Maryland 21030
 (410) 427-1700
 (Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

C. Taylor Pickett
Chief Executive Officer
Omega Healthcare Investors, Inc.
200 International Circle, Suite 3500
Hunt Valley, Maryland 21030
 (410) 427-1700
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies of communications to:

Eliot W. Robinson, Esq.
Bryan Cave LLP
One Atlantic Center, Fourteenth Floor
1201 West Peachtree Street, NW
Atlanta, Georgia 30309-3488
(404) 572-6600

Approximate date of commencement of proposed sale to the public:  From time to time after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Section 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☒

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one:)

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, $0.10 par value	994,600 (1)	$20.85 (2)	$20,737,410 (2)	$1,479

(1)
Pursuant to Rule 416 of the Securities Act of 1933, as amended, this registration statement also relates to such additional shares as may be issuable as a result of certain adjustments, including, without limitation, stock dividends and stock splits.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933.  The proposed maximum offering price per share is based upon the average of the high and low prices of Omega Healthcare Investors, Inc. common stock in New York Stock Exchange transactions on July 9, 2010.

Pursuant to Rule 429 under the Securities Act of 1933, as amended, this registration statement contains a combined prospectus that also relates to the Registration Statement (No. 333-164367) filed by the Registrant with the Securities and Exchange Commission on January 15, 2010, as supplemented by Prospectus Supplement No. 1 filed by the Registrant with the Securities and Exchange Commission on June 18, 2010. Of the number of shares of common stock initially registered pursuant to the prior Registration Statement (No. 333-164367), 714,959 shares remain unsold as of the date hereof. Pursuant to Rule 429, this Registration Statement shall act as a post-effective amendment to the prior Registration Statement (No. 333-164367).

PROSPECTUS

1,709,559 Shares

Common Stock

On December 22, 2009, in connection with our acquisition of certain subsidiaries of CapitalSource Inc. which we refer to in this Prospectus as “CapitalSource”, we issued 2,714,959 shares of our common stock to an affiliate of CapitalSource.  As of the date of this Prospectus, 714,959 of the shares remain unsold and are held by CapitalSource Healthcare LLC, which we refer to in this Prospectus as the “selling stockholder”.

On June 29, 2010, in connection with our acquisition of certain additional subsidiaries of CapitalSource, we issued 994,600 shares of our common stock to the selling stockholder.

This Prospectus will be used from time to time by the selling stockholder to resell up to 1,709,559 shares of our common stock issued in connection with the acquisitions described above.  The selling stockholder may also sell additional shares of common stock acquired as a result of stock splits, stock dividends or similar transactions.

We will not receive any proceeds from the shares of our common stock sold by the selling stockholder.

The selling stockholder may sell the shares of common stock described in this Prospectus in a number of different ways and at varying prices.  See “Plan of Distribution” beginning on page 19 of this Prospectus for more information about how the selling stockholder may sell its shares of common stock.

Shares of our common stock are traded on the New York Stock Exchange under the symbol “OHI.”  The closing price of our common stock as reported by the New York Stock Exchange on July 9, 2010 was $21.06 per share.

Investing in our securities involves various risks.  See “Risk Factors” beginning on page 5 of this Prospectus for a discussion of certain factors that should be considered by prospective purchasers.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities described in this Prospectus or passed upon the adequacy or accuracy of this Prospectus.  Any representation to the contrary is a criminal offense.

The date of this Prospectus is July 13, 2010.

We have not authorized any dealer, salesperson or other person to give you written information other than this Prospectus and any prospectus supplement, or to make representations as to matters not stated in this Prospectus and any prospectus supplement. You must not rely upon any information or representation not contained or incorporated by reference in this Prospectus or any prospectus supplement. This Prospectus and any prospectus supplement do not constitute an offer to sell or our solicitation of an offer to buy any securities other than the registered securities to which they relate. This Prospectus and any prospectus supplement do not constitute an offer to sell or our solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.  The delivery of this Prospectus or any prospectus supplement at any time does not create an implication that the information contained herein or therein is correct as of any time subsequent to their respective dates.

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS	1
SUMMARY	2
FORWARD-LOOKING STATEMENTS AND OTHER FACTORS AFFECTING FUTURE RESULTS	4
RISK FACTORS	5
CERTAIN FEDERAL INCOME TAX CONSIDERATIONS	6
SELLING STOCKHOLDER	18
PLAN OF DISTRIBUTION	19
LEGAL MATTERS	21
EXPERTS	21
WHERE YOU CAN FIND MORE INFORMATION	21
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	22

ABOUT THIS PROSPECTUS

This Prospectus is part of an automatic shelf registration statement that we filed with the Securities and Exchange Commission, or SEC, as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933, or the Securities Act. Under this automatic shelf registration process, the selling stockholder listed herein may, from time to time, sell shares of our common stock as described in this Prospectus. As permitted by SEC rules, this Prospectus omits various information you can find in the registration statement or the exhibits to the registration statement. For further information, you should refer to the registration statement and its exhibits. The registration statement and the exhibits can be obtained from the SEC as indicated under the heading “Where You Can Find More Information.”

You should rely only on the information contained and incorporated by reference in this Prospectus or in any prospectus supplement.  We have not authorized anyone to provide you with information that is different.  The selling stockholder is offering to sell the shares, and seeking offers to buy the shares, only in jurisdictions where offers and sales are permitted by applicable law.  Neither the delivery of this Prospectus nor any sale hereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this Prospectus, that the information contained herein is correct as of any time subsequent to the date hereof or that any information incorporated or deemed to be incorporated by reference herein is correct as of any time subsequent to the date hereof.

Unless otherwise mentioned or unless the context requires otherwise, (i) all references in this Prospectus to “the Company,” “Omega,” “we,” “us,” “our” or similar references mean Omega Healthcare Investors, Inc., a Maryland corporation, and its subsidiaries, and (ii) all references in this Prospectus to “stock,” “common stock,”  “our stock,” “Omega stock,” “your stock,” “shares,” or “Omega shares” refer to our common stock.

SUMMARY

Company Overview

We are a self-administered real estate investment trust, or REIT, investing in income-producing healthcare facilities, principally long-term care facilities located in the United States. We provide lease or mortgage financing to qualified operators of skilled nursing facilities, which we refer to as SNFs, and, to a lesser extent, assisted living facilities, independent living facilities, rehabilitation and acute care facilities.

Our portfolio of investments at March 31, 2010, consisted of 295 healthcare facilities, located in 32 states and operated by 35 third-party operators. Our gross investment in these facilities totaled approximately $1.8 billion at March 31, 2010, with approximately 99% of our real estate investments related to long-term healthcare facilities. This portfolio is made up of (i) 269 SNFs, (ii) seven assisted living facilities, (iii) five specialty facilities, (iv) fixed rate mortgages on 10 SNFs, (v) two SNFs that are owned and operated and (vi) two SNFs that are currently held for sale. At March 31, 2010, we also held other investments of approximately $46.8 million, consisting primarily of secured loans to third-party operators of our facilities.

The Acquisitions

We have acquired certain subsidiaries of CapitalSource owning a total of 143 healthcare facilities in three different phases.

On December 22, 2009, we acquired certain subsidiaries of CapitalSource owning 40 healthcare facilities pursuant to a securities purchase agreement among the Company, CapitalSource and certain subsidiaries of CapitalSource. As part of the purchase price for the acquisition, we issued 2,714,959 shares of our common stock to an affiliate of CapitalSource.  As of the date of this Prospectus, 714,959 of the shares remain unsold and are held by the selling stockholder.

On June 9, 2010, we acquired certain additional subsidiaries of CapitalSource owning 63 healthcare facilities pursuant to an option agreement among the Company, CapitalSource and a subsidiary of CapitalSource. We did not issue shares of our common stock in connection with this acquisition.

On June 29, 2010, we acquired certain additional subsidiaries of CapitalSource owning 40 healthcare facilities pursuant to the securities purchase agreement described above.  As part of the purchase price for the acquisition, we issued 994,600 shares of our common stock to the selling stockholder.

Immediately following our final acquisition of the CapitalSource subsidiaries on June 29, 2010, our portfolio of investments consists of 398 heathcare facilities located in 34 states and operated by 47 third party operators. Our gross investment in these facilities totaled approximately $2.4 billion as of June 29, 2010.

Additional Information

On June 10, 2010, we amended and restated our charter to revise various provisions regarding REIT ownership limits to protect our status as a qualified REIT, and to otherwise modernize our charter based on recent developments in REIT law and industry practice. The amendments are described in our definitive proxy statement for the Annual Meeting of Stockholders held on June 9, 2010. The amended and restated charter was approved by our stockholders at the Annual Meeting of Stockholders held on June 9, 2010.

We were incorporated in the State of Maryland on March 31, 1991. Our principal executive offices are located at 200 International Circle, Suite 3500, Hunt Valley, Maryland, 21030 and our telephone number is (410) 427-1700.  Our website address is www.omegahealthcare.com.  We do not incorporate the information contained on our website into this Prospectus, and you should not consider it part of this Prospectus.

The Offering

Securities Offered	Common stock, $0.10 par value per share

Number of shares of common stock offered for resale	1,709,559 shares

Common stock issued and outstanding as of July 12, 2010	94,497,753 shares

Use of Proceeds	We will not receive any proceeds from the shares sold by the selling stockholder pursuant to this Prospectus.

New York Stock Exchange Symbol	OHI

FORWARD-LOOKING STATEMENTS AND OTHER FACTORS
AFFECTING FUTURE RESULTS

This Prospectus may contain forward-looking statements within the meaning of the federal securities laws. These statements relate to, without limitation, our expectations, beliefs, intentions, plans, objectives, goals, strategies, future events, performance and underlying assumptions and other statements other than statements of historical facts. In some cases, you can identify forward-looking statements by the use of forward-looking terminology including, but not limited to, terms such as “may,” “will,” “anticipates,” “expects,” “believes,” “intends,” “should” or comparable terms or the negative thereof. These statements are based on information available on the date of this Prospectus and only speak as to the date hereof and no obligation to update such forward-looking statements should be assumed. Our actual results may differ materially from those reflected in the forward-looking statements contained herein as a result of a variety of factors, including, among other things:

(i)	those items discussed under the heading “Risk Factors” herein, in our most recent Annual Report on Form 10-K and in our subsequent Quarterly Reports on Form 10-Q;
(ii)	uncertainties relating to the business operations of the operators of our assets;
(iii)	our ability to manage, re-lease or sell any owned and operated facilities;
(iv)	the availability and cost of capital;
(v)	our ability to maintain credit ratings;
(vi)	competition in the financing of healthcare facilities;
(vii)	regulatory and other changes in the healthcare sector;
(viii)	changes in the financial position of our operators;
(ix)	changes in interest rates;
(x)	the amount and yield of any additional investments;
(xi)	changes in tax laws and regulations affecting real estate investment trusts;
(xii)	our ability to maintain our status as a REIT;
(xiii)	the potential impact of a general economic slowdown on governmental budgets and healthcare reimbursement expenditures; and
(xiv)	the effect of the recent financial crisis and severe tightening in the global credit markets.

RISK FACTORS

Investment in our common stock involves risk. You should carefully consider the risks of an investment in the Company set forth under the heading “Risk Factors” included in our most recent Annual Report on Form 10-K and updated in our Quarterly Reports on Form 10-Q, which reports are incorporated herein by reference. In the future, you should also carefully consider the disclosures relating to the risks of an investment in the Company contained in the reports or documents we subsequently file under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, which reports and documents will deemed to be incorporated by reference into this Prospectus upon their filing. See “Incorporation of Certain Documents by Reference” and “Forward-Looking Statements and Other Factors Affecting Future Results.”

 The risks and uncertainties described in the documents incorporated by reference herein are not the only ones facing us. Additional risks and uncertainties that we do not presently know about or that we currently believe are not material may also adversely affect our business.  If any of the risks and uncertainties described in the documents incorporated by reference herein actually occur, our business, financial condition and results of operation could be materially and adversely affected.  If this were to happen, the value of our common stock could decline significantly, and you may lose part or all of your investment.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

Consequences of an Investment in Our Securities

The following is a general summary of material U.S. federal income tax considerations applicable to us, and to the purchasers of our securities and our election to be taxed as a REIT. It is not tax advice. The summary is not intended to represent a detailed description of the U.S. federal income tax consequences applicable to a particular stockholder in view of any person’s particular circumstances, nor is it intended to represent a detailed description of the U.S. federal income tax consequences applicable to stockholders subject to special treatment under the federal income tax laws such as insurance companies, tax-exempt organizations, financial institutions, securities broker-dealers, investors in pass-through entities, expatriates and taxpayers subject to alternative minimum taxation.

The following discussion relating to an investment in our securities was based on consultations with Bryan Cave LLP, our special counsel. In the opinion of Bryan Cave LLP, the following discussion, to the extent it constitutes matters of law or legal conclusions (assuming the facts, representations, and assumptions upon which the discussion is based are accurate), accurately represents the material U.S. federal income tax considerations relevant to purchasers of our securities. Bryan Cave LLP has not rendered any opinion regarding any effect of such issuance on purchasers of our securities. The sections of the Code relating to the qualification and operation as a REIT are highly technical and complex. The following discussion sets forth the material aspects of the Code sections that govern the federal income tax treatment of a REIT and its stockholders. The information in this section is based on the Code; current, temporary, and proposed Treasury regulations promulgated under the Code; the legislative history of the Code; current administrative interpretations and practices of the Internal Revenue Service, or IRS; and court decisions, in each case, as of the date of this prospectus. In addition, the administrative interpretations and practices of the IRS include its practices and policies as expressed in private letter rulings which are not binding on the IRS, except with respect to the particular taxpayers who requested and received these rulings.

Taxation of Omega

General. We have elected to be taxed as a real estate investment trust, or a REIT, under Sections 856 through 860 of the Code beginning with our taxable year ended December 31, 1992. We believe that we have been organized and operated in such a manner as to qualify for taxation as a REIT under the Code and we intend to continue to operate in such a manner, but no assurance can be given that we have operated or will be able to continue to operate in a manner so as to qualify or remain qualified as a REIT.

The sections of the Code that govern the federal income tax treatment of a REIT are highly technical and complex. The following sets forth the material aspects of those sections. This summary is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof.

In the opinion of Bryan Cave LLP, which opinion has been filed as an exhibit to the registration statement of which this prospectus is a part, we are organized in conformity with the requirements for qualification as a REIT, and our current and proposed method of operation will enable us to continue to meet the requirements for continued qualification and taxation as a REIT under the Code. This opinion is based on various assumptions and is conditioned upon certain representations made by us as to factual matters concerning our business and properties. Moreover, such qualification and taxation as a REIT depends upon our ability to meet, through actual annual operating results, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Code discussed below, the results of which will not be reviewed by Bryan Cave LLP on an ongoing basis. Accordingly, no assurance can be given that the various results of our operation for any particular taxable year will satisfy such requirements. Further, such requirements may be changed, perhaps retroactively, by legislative or administrative actions at any time. We have neither sought nor obtained any formal ruling from the IRS regarding our qualification as a REIT and presently have no plan to apply for any such ruling. See “— Failure to Qualify.”

If we qualify for taxation as a REIT, we generally will not be subject to federal corporate income taxes on our net income that is currently distributed to stockholders. This treatment substantially eliminates the “double taxation” (i.e., taxation at both the corporate and the stockholder levels) that generally results from an investment in a corporation. However, we will be subject to federal income taxation as follows: First, we will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains; provided, however, that if we have a net capital gain, we will be taxed at regular corporate rates on our undistributed REIT taxable income, computed without regard to net capital gain and the deduction for capital gains dividends, plus a 35% tax on undistributed net capital gain, if our tax as thus computed is less than the tax computed in the regular manner. Second, under certain circumstances, we may be subject to the “alternative minimum tax” on our items of tax preference that we do not distribute or allocate to our stockholders. Third, if we have (i) net income from the sale or other disposition of “foreclosure property” which is held primarily for sale to customers in the ordinary course of business, or (ii) other nonqualifying income from foreclosure property, we will be subject to tax at the highest regular corporate rate on such income. Fourth, if we have net income from prohibited transactions (which are, in general, certain sales or other dispositions of property (other than foreclosure property) held primarily for sale to customers in the ordinary course of business by us, (i.e., when we are acting as a dealer)), such income will be subject to a 100% tax. Fifth, if we should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but have nonetheless maintained our qualification as a REIT because certain other requirements have been met, we will be subject to a 100% tax on an amount equal to (a) the gross income attributable to the greater of the amount by which we fail the 75% or 95% test, multiplied by (b) a fraction intended to reflect our profitability. Sixth, if we should fail to distribute by the end of each year at least the sum of (i) 85% of our REIT ordinary income for such year, (ii) 95% of our REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, we will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, we will be subject to a 100% excise on transactions with a taxable REIT subsidiary, or TRS, that are not conducted on an arm’s-length basis. Eighth, if we acquire any asset, which is defined as a “built-in gain asset” from a C corporation that is not a REIT (i.e., generally a corporation subject to full corporate-level tax) in a transaction in which the basis of the built-in gain asset in our hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation, and we recognize gain on the disposition of such asset during the 10-year period, which is defined as the “recognition period,” beginning on the date on which such asset was acquired by us, then, such gain, but not more than built-in gain (i.e., the excess of (a) the fair market value of such asset on the date such asset was acquired by us over (b) our adjusted basis in such asset on such date), will be subject to tax at the highest regular corporate rate. The results described above with respect to the recognition of built-in gain assume that we will not make an election pursuant to Treasury Regulations. Section 1.337(d)-7(c)(5).

Requirements for Qualification. The Code defines a REIT as a domestic corporation, trust or association: (1) which is managed by one or more trustees or directors; (2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (3) which would be taxable as a domestic corporation, but for Sections 856 through 859 of the Code; (4) which is neither a financial institution nor an insurance company subject to the provisions of the Code; (5) the beneficial ownership of which is held by 100 or more persons; (6) during the last half year of each taxable year not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals (as defined in the Code to include certain entities); and (7) which meets certain other tests, described below, regarding the nature of its income and assets and the amount of its annual distributions to stockholders. The Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of twelve months, or during a proportionate part of a taxable year of less than twelve months. For purposes of conditions (5) and (6), pension funds and certain other tax-exempt entities are treated as individuals, subject to a “look-through” exception in the case of condition (6). We may avoid disqualification as a REIT for a failure to satisfy any of these tests if such failure is due to reasonable cause and not willful neglect, and we pay a penalty of $50,000 for each such failure.

Income Tests. In order to maintain our qualification as a REIT, we annually must satisfy two gross income requirements. First, at least 75% of our gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including generally “rents from real property,” interest on mortgages on real property and gains on sale of real property and real property mortgages, other than property described in Section 1221 of the Code) and income derived from certain types of temporary investments. Second, at least 95% of our gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments, dividends, interest, and gain from the sale or disposition of stock or securities other than property held for sale to customers in the ordinary course of business.

Rents received by us will qualify as “rents from real property” in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of the rent must not be based in whole or in part on the income or profits of any person. However, any amount received or accrued generally will not be excluded from the term “rents from real property” solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, the Code provides that rents received from a tenant will not qualify as “rents from real property” in satisfying the gross income tests if we or an owner (actually or constructively) of 10% or more of the value of our stock, actually or constructively owns 10% or more of such tenant, which is defined as a related party tenant. Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as “rents from real property.” Finally, for rents received to qualify as “rents from real property,” we generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an independent contractor from which we derive no revenue. We may, however, directly perform certain services that are “usually or customarily rendered” in connection with the rental of space for occupancy and that are not otherwise considered “rendered to the occupant” of the property. In addition, we may provide a minimal amount of “non-customary” services to the tenants of a property, other than through an independent contractor, as long as our income from the services does not exceed 1% of our income from the related property. Furthermore, we may own up to 100% of the stock of a TRS, which may provide customary and noncustomary services to our tenants without tainting our rental income from the related properties.

The term “interest” generally does not include any amount received or accrued (directly or indirectly) if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely by reason of being based on a fixed percentage or percentages of gross receipts or sales. In addition, an amount that is based on the income or profits of a debtor will be qualifying interest income as long as the debtor derives substantially all of its income from the real property securing the debt as a result of leasing substantially all of its interest in such real property, but only to the extent that the amounts received by the debtor would be qualifying “rents from real property” if received directly by a REIT.

If a loan contains a provision that entitles us to a percentage of the borrower’s gain upon the sale of the real property securing the loan or a percentage of the appreciation in the property’s value as of a specific date, income attributable to that loan provision will be treated as gain from the sale of the property securing the loan, which generally is qualifying income for purposes of both gross income tests.

Interest on debt secured by mortgages on real property or on interests in real property generally is qualifying income for purposes of the 75% gross income test. However, if the highest principal amount of a loan outstanding during a taxable year exceeds the fair market value of the real property securing the loan as of the date we agreed to originate or acquire the loan, a portion of the interest income from such loan will not be qualifying income for purposes of the 75% gross income test, but will be qualifying income for purposes of the 95% gross income test. The portion of the interest income that will not be qualifying income for purposes of the 75% gross income test will be equal to the portion of the principal amount of the loan that is considered not to be secured by real property.

Prohibited Transactions. We will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of a trade or business. We believe that none of our assets is held for sale to customers and that a sale of any of our assets would not be in the ordinary course of our business. Whether a REIT holds an asset primarily for sale to customers in the ordinary course of a trade or business depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. Nevertheless, we will attempt to comply with the terms of safe-harbor provisions in the federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction. We cannot assure you, however, that we can comply with the safe-harbor provisions or that we will avoid owning property that may be characterized as property that we hold primarily for sale to customers in the ordinary course of a trade or business.

Foreclosure Property. We will be subject to tax at the maximum corporate rate on any income from foreclosure property, other than income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. However, gross income from foreclosure property will qualify for purposes of the 75% and 95% gross income tests. Foreclosure property is any real property, including interests in real property, and any personal property incident to such real property:

●
that is acquired by a REIT as the result of the REIT having bid in such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on indebtedness that such property secured;

●	for which the related loan or lease was acquired by the REIT at a time when the default was not imminent or anticipated; and

●	for which the REIT markets a proper election to treat the property as foreclosure property.

Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property, or longer if an extension is granted by the Secretary of the Treasury. This grace period terminates and foreclosure property ceases to be foreclosure property on the first day:

●
on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

●
on which any construction takes place on the property, other than completion of a building or any other improvement, where more than 10% of the construction was completed before default became imminent; or

●
which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income.

Beginning on January 1, 2001, foreclosure property also includes any “qualified health care property,” as defined in Code Section 856(e)(6) acquired by us as the result of the termination or expiration of a lease of such property. We may operate a qualified healthcare facility, acquired in this manner for two years or longer if an extension is granted. At present, we do not own property with respect to which we have made foreclosure property elections. Properties that are taken back in a foreclosure or bankruptcy and operated for our own account are treated as foreclosure properties for income tax purposes, pursuant to Internal Revenue Code Section 856(e). Gross income from foreclosure properties is “good income” for purposes of the annual REIT income tests. Once this election is made on the tax return, it is “good income” for a period of three years, or until the properties are no longer operated for our own account. An election to extend the foreclosure status period for an additional three years can be made. In all cases of the foreclosure property, we utilize an independent contractor to conduct day-to-day operations in order to maintain REIT status. In certain cases, we may operate facilities through a taxable REIT subsidiary. For those properties operated through the taxable REIT subsidiary, we utilize an eligible independent contractor to conduct day-to-day operations to maintain REIT status. As a result of the foregoing, we do not believe that our participation in the operation of nursing homes will increase the risk that we will fail to qualify as a REIT. Through our 2007 taxable year, we have not paid any tax on our foreclosure property because those properties have been producing losses. However, in the future, our income from foreclosure property could be significant and we could be required to pay a significant amount of tax on that income.

Hedging Transactions. From time to time, we enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts. To the extent that we enter into an interest rate swap or cap contract, option, futures contract, forward rate agreement, or any similar financial instrument to hedge our indebtedness incurred to acquire or carry “real estate assets,” any periodic income or gain from the disposition of that contract will be excluded from gross income (both the numerator and the denominator) for purposes of the 95% gross income test, but will not be qualifying gross income (not included in the numerator but included in the denominator) for purposes of the 75% gross income test. To the extent that we hedge with other types of financial instruments, or in other situations, it is not entirely clear how the income from those transactions will be treated for purposes of the gross income tests. We have structured and intend to continue to structure any hedging transactions in a manner that does not jeopardize our status as a REIT.

TRS Income. A TRS may earn income that would not be qualifying income if earned directly by the parent REIT. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. If a TRS directly or indirectly owns more than 35% of the voting power or value of the stock of another corporation, the other corporation also will automatically be treated as a TRS as well. Overall, no more than 20% of the value of a REIT’s assets may consist of securities of one or more TRSs. However, a corporation which directly or indirectly (i) operates or manages a health care (or lodging) facility, or (ii) provides to any other person (under a franchise, license, or otherwise) rights to any brand name under which a health care (or lodging) facility is operated, cannot be a TRS. A TRS will pay income tax at regular corporate rates on any income that it earns. In addition, the new rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. The rules also impose a 100% excise tax on transactions between a TRS and its parent REIT or the REIT’s tenants that are not conducted on an arm’s-length basis. We have made a TRS election with respect to Omega TRS I, Inc., which previously owned all of the preferred stock of Omega Worldwide. This entity will pay corporate income tax on their taxable income and their after-tax next income will be available for distribution to us, if any.

Failure to Satisfy Income Tests. If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for such year if we are entitled to relief under certain provisions of the Code. These relief provisions will be generally available if our failure to meet such tests was due to reasonable cause and not due to willful neglect, we attach a schedule of the sources of our income to our tax return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. Even if these relief provisions apply, we would incur a 100% tax on the gross income attributable to the greater of the amounts by which we fail the 75% and 95% gross income tests, multiplied by a fraction intended to reflect our profitability.

Asset Tests. At the close of each quarter of our taxable year, we must also satisfy the following tests relating to the nature of our assets. First, at least 75% of the value of our total assets must be represented by (i) real estate assets, including (i) our allocable share of real estate assets held by partnerships in which we own an interest, and (ii) stock or debt instruments held for not more than one year purchased with the proceeds of a stock offering or long-term (at least five years) debt offering of our company), cash, cash items and government securities. Second, of our investments not included in the 75% asset class, the value of our interest in any one issuer’s securities may not exceed 5% of the value of our total assets. Third, we may not own more than 10% of the voting power or value of any one issuer’s outstanding securities. Fourth, no more than 20% of the value of our total assets may consist of the securities of one or more TRSs. Fifth, no more than 25% of the value of our total assets may consist of the securities of TRSs and other non-TRS taxable subsidiaries and other assets that are not qualifying assets for purposes of the 75% asset test.

For purposes of the second and third asset tests, the term “securities” does not include any security in another REIT, debt or equity securities of a qualified REIT subsidiary or TRS, any loan to an individual or an estate, any Code Section 467 rental agreement, any obligation to pay rents from real property, certain government issued securities, certain debt securities of a partnership, or equity interest in any partnership. The term “securities,” however, generally includes debt securities issued by another REIT or a partnership, except that debt securities of a partnership are not treated as securities for purposes of the 10% value test if we own at least a 20% profits interest in the partnership.

We may own up to 100% of the stock of one or more TRSs. However, overall, no more than 20% of the value of our assets may consist of securities of one or more TRSs, and no more than 25% of the value of our assets may consist of the securities of TRSs and other non-TRS taxable subsidiaries (including stock in non-REIT C Corporations) and other assets that are not qualifying assets for purposes of the 75% asset test.

If the outstanding principal balance of a mortgage loan exceeds the fair market value of the real property securing the loan, a portion of such loan likely will not be a qualifying real estate asset under the federal income tax laws. The non-qualifying portion of that mortgage loan will be equal to the portion of the loan amount that exceeds the value of the associated real property.

After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy any of the asset tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient non-qualifying assets within 30 days after the close of that quarter. We have maintained and intend to continue to maintain adequate records of the value of our assets to ensure compliance with the asset tests and to take such other action within 30 days after the close of any quarter as may be required to cure any noncompliance.

Failure to Satisfy Asset Tests. Subject to certain de minimis exceptions, we may avoid disqualification as a REIT in the event of certain failures to satisfy the asset tests provided that our failure to meet such tests was due to reasonable cause and not due to willful neglect, we attach a schedule with our return that contains a description of each asset that caused the failure, we dispose of the assets generally within six (6) months of the last day of the quarter in which identification of the failure occurred, and we pay a tax on the failure equal to the greater of (a) $50,000, and (b) the product of the net income for the period beginning on the date of the failure and ending generally on the date of disposition of the asset that was generated by the assets that caused the failure multiplied by the highest applicable corporate tax rate.

Annual Distribution Requirements. In order to qualify as a REIT, we are required to distribute dividends (other than capital gain dividends) to our stockholders in an amount at least equal to (A) the sum of (i) 90% of our “REIT taxable income” (computed without regard to the dividends paid deduction and our net capital gain) and (ii) 90% of the net income (after tax), if any, from foreclosure property, minus (B) the sum of certain items of noncash income.

Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for such year and paid on or before the first regular dividend payment after such declaration. In addition, such distributions are required to be made pro rata, with no preference to any share of stock as compared with other shares of the same class, and with no preference to one class of stock as compared with another class except to the extent that such class is entitled to such a preference. To the extent that we do not distribute all of our net capital gain or do distribute at least 90%, but less than 100% of our “REIT taxable income,” as adjusted, we will be subject to tax thereon at regular ordinary and capital gain corporate tax rates.

Furthermore, if we fail to distribute during a calendar year, or by the end of January following the calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of:

●	85% of our REIT ordinary income for such year;

●	95% of our REIT capital gain income for such year; and

●	any undistributed taxable income from prior periods,

we will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts we actually distribute. We may elect to retain and pay income tax on the net long-term capital gain we receive in a taxable year. If we so elect, we will be treated as having distributed any such retained amount for purposes of the 4% excise tax described above. We have made, and we intend to continue to make, timely distributions sufficient to satisfy the annual distribution requirements. We may also be entitled to pay and deduct deficiency dividends in later years as a relief measure to correct errors in determining our taxable income. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest to the IRS based upon the amount of any deduction we take for deficiency dividends.

Our ability to make distributions in amounts sufficient to meet the requirements set forth in the previous paragraph may be dependent, in part, on our ability to claim,, among other things, depreciation deductions with respect to owned facilities. This treatment for federal income tax purposes depends upon classification of the leases with respect to such owned facilities as “true leases” rather than financing arrangements. The question of whether we are the owner of such facilities and whether the leases are true leases for federal tax purposes is essentially based upon factual matters. We believe that we will be treated as the owner of each of the facilities that we lease, and such leases will be treated as “true leases” for federal income tax purposes. However, no assurances can be given that the IRS will not successfully challenge our status as the owner of our facilities subject to leases, and the status of such leases as true leases, asserting that the purchase of the facilities by us and the leasing of such facilities merely constitute steps in secured financing transactions in which the lessees are owners of the facilities and we are merely a secured creditor. In such event, we would not be entitled to claim depreciation deductions with respect to any of the affected facilities. As a result, we might fail to meet the 90% distribution requirement or, if such requirement is met, we might be subject to corporate income tax or the 4% excise tax.

Failure to Qualify

If we fail to qualify as a REIT in any taxable year, and the relief provisions do not apply, we will be subject to tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Distributions to stockholders in any year in which we fail to qualify will not be deductible and our failure to qualify as a REIT would reduce the cash available for distribution by us to our stockholders. In addition, if we fail to qualify as a REIT, all distributions to stockholders will be taxable as ordinary income, to the extent of current and accumulated earnings and profits, and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, we would also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances we would be entitled to such statutory relief. Failure to qualify could result in our incurring indebtedness or liquidating investments in order to pay the resulting taxes.

Other Tax Matters

We own and operate a number of properties through subsidiaries, known as qualified REIT subsidiaries, or “QRSs”. Code Section 856(i) provides that a corporation which is a qualified REIT subsidiary shall not be treated as a separate corporation, and all assets, liabilities, and items of income, deduction, and credit of a qualified REIT subsidiary shall be treated as assets, liabilities and such items (as the case may be) of the REIT. Thus, in applying the tests for REIT qualification described in this prospectus under the heading “Taxation of Omega,” the QRSs will be ignored, and all assets, liabilities and items of income, deduction, and credit of such QRSs will be treated as our assets, liabilities and items of income, deduction, and credit.

In the case of a REIT that is a partner in a partnership, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. Thus, our proportionate share of the assets, liabilities, and items of income of any partnership, joint venture, or limited liability company that is treated as a partnership for federal income tax purposes in which we own an interest, directly or indirectly, will be treated as our assets and gross income for purposes of applying the various REIT qualification requirements.

Taxation of Stockholders

Taxation of Domestic Stockholders. As long as we qualify as a REIT, if you are a taxable U.S. stockholder, distributions made to you out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by you as ordinary income and will not be eligible for the dividends received deduction for corporations or the special 15% tax rate applicable to individuals and certain other taxpayers in the case of dividends paid by a regular C corporation. However, to the extent that any of our income represents income on which we have paid tax at corporate income tax rates or dividend income from a regular C corporation, including dividend income from a TRS that we own, your proportionate share of such dividend income will be eligible for such special 15% tax rate. Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed our actual net capital gain for the taxable year) and eligible for the special 15% maximum tax rate on capital gain income applicable to individuals and certain other tax payers (unless such capital gain income is attributable to unrecaptured Section 1250 gain, in which case the applicable maximum tax rate will be 25%, instead of 15%), without regard to the period for which you have held our stock. However, if you are a corporation, you may be required to treat up to 20% of certain capital gain dividends as ordinary income. Further, if we designate a dividend as a capital gain dividend to you and you dispose of your shares in a sale or exchange in which you recognize a loss, and have held those shares for six (6) months or less, you will be required to treat the loss from the sale of your shares as long-term (instead of short-term) capital loss to the extent of the of the dividend distributions you received from us that were designated as capital gain distributions that were permitted to treat as long-term capital gains.

Distributions in excess of current and accumulated earnings and profits will not be taxable to you to the extent that they do not exceed the adjusted basis of your shares, but rather will reduce the adjusted basis of those shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of your shares, you will include the distributions in income as long-term capital gain (or short-term capital gain if you have held the shares for one year or less) assuming the shares are a capital asset in your hands. In addition, any distribution declared by us in October, November, or December of any year payable to you as a stockholder of record on a specified date in any of these months shall be treated as both paid by us and received by you on December 31 of that year, provided that the distribution is actually paid by us during January of the following calendar year. You may not include in your individual income tax returns any of our net operating losses or capital losses.

Backup Withholding

Assuming that you are a U.S. stockholder, we will report to you and the IRS the amount of distributions paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, you may be subject to backup withholding with respect to distributions paid unless you:

●	are a corporation or come within certain other exempt categories and when required, demonstrate this fact; or

●	provide a taxpayer identification number, certify as to no loss of exemption from backup withholding, and otherwise comply with applicable requirements of the backup withholding rules.

If you do not provide us with your correct taxpayer identification number, you may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against your income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to you, if you fail to certify your non-foreign status to us. See “— Taxation of Stockholders — Taxation of Foreign Stockholders.”

Treatment of Tax-Exempt Stockholders. If you are a tax-exempt employee pension trust or other domestic tax-exempt stockholder, our distributions to you generally will not constitute “unrelated business taxable income,” or UBTI, unless you have borrowed to acquire or carry our common stock. However, qualified trusts that hold more than 10% (by value) of certain REITs may be required to treat a certain percentage of that REIT’s distributions as UBTI. This requirement will apply only if:

●	the REIT would not qualify for federal income tax purposes but for the application of a “look-through” exception to the “five or fewer” requirement applicable to shares held by qualified trusts; and

●	the REIT is “predominantly held” by qualified trusts.

A REIT is predominantly held if either:

●	a single qualified trust holds more than 25% by value of the REIT interests; or

●	one or more qualified trusts, each owning more than 10% by value of the REIT interests, hold in the aggregate more than 50% by value of the REIT interests.

The percentage of any REIT dividend treated as UBTI is equal to the ratio of the UBTI earned by the REIT (treating the REIT as if it were a qualified trust and therefore subject to tax on UBTI) to the total gross income (less certain associated expenses) of the REIT.

A de minimis exception applies where the ratio set forth in the preceding sentence is less than 5% for any year. For those purposes, a qualified trust is any trust described in section 401(a) of the Internal Revenue Code and exempt from tax under section 501(a) of the Internal Revenue Code. The provisions requiring qualified trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is able to satisfy the “five or fewer” requirement without relying upon the “look-through” exception. The restrictions on ownership of our common stock in our Amended and Restated Articles of Incorporation, as amended, generally will prevent application of the provisions treating a portion of REIT distributions as UBTI to tax-exempt entities purchasing our common stock, absent approval by our board of directors.

Taxation of Foreign Stockholders. The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign stockholders (collectively, Non-U.S. Stockholders) are complex and no attempt will be made herein to provide more than a summary of these rules. Prospective Non-U.S. Stockholders should consult with their own tax advisors to determine the impact of federal, state and local income tax laws with regard to an investment in shares, including any reporting requirements.

If you are a Non-U.S. Stockholder, the following discussion will apply to you. Distributions that are not attributable to gain from our sales or exchanges of U.S. real property interests and not designated by us as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions will ordinarily be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces or eliminates that tax.

However, if income from the investment in the shares is treated as effectively connected with your conduct of a U.S. trade or business, you generally will be subject to a tax at graduated rates, in the same manner as U.S. stockholders are taxed with respect to the distributions (and may also be subject to the 30% branch profits tax if you are a foreign corporation). We expect to withhold U.S. income tax at the rate of 30% on the gross amount of any distributions made to you unless:

●	a lower treaty rate applies, you file an IRS Form W-8BEN with us and other conditions are met; or

●	you file an IRS Form W-8ECI with us claiming that the distribution is effectively connected income, and other conditions are met.

Distributions in excess of our current and accumulated earnings and profits will not be taxable to you to the extent that the distributions do not exceed the adjusted basis of your shares, but rather will reduce the adjusted basis of the shares. To the extent that distributions in excess of current accumulated earnings and profits exceed the adjusted basis of your shares, these distributions will give rise to tax liability if you would otherwise be subject to tax on any gain from the sale or disposition of your shares in us, as described below. If it cannot be determined at the time a distribution is made whether or not the distribution will be in excess of current and accumulated earnings and profits, the distributions will be subject to withholding at the same rate as dividends. However, amounts withheld can be refundable if the Non-U.S. stockholder files a U.S. tax return if it is subsequently reporting that a distribution was, in fact, in excess of our current and accumulated earnings and profits.

For any year in which we qualify as a REIT, distributions that are attributable to gain from our sales or exchanges of U.S. real property interests will be taxed to you under the provisions of the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA. Under FIRPTA, distributions attributable to gain from sales of U.S. real property interests are taxed to you as if the gain were effectively connected with a U.S. business. You would thus be taxed at the normal capital gain rates applicable to U.S. stockholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a foreign corporate stockholder not entitled to a treaty exemption. We are required by applicable Treasury Regulations to withhold 35% of any distribution that could be designated by us as a capital gains dividend. This amount is creditable against your FIRPTA tax liability. Notwithstanding the foregoing, in the case of any distribution attributable to gain from a sale by us of U.S. real property interests, if the distribution is with respect to a class of our stock that is regularly traded on an established securities market, you do not own more than 5% of that class of stock at any time during the one-year period ending on the date of the distribution, and we are a “domestically controlled REIT” as defined below, then the distribution will be exempted from the application of the FIRPTA rules and the distribution will be subject to the withholding rules for ordinary income, i.e., subject to a 30% withholding tax unless the a Form W-8BEN has been filed (indicating that a lower treaty rate applies) or a Form W-8ECI has been filed (indicating that the distribution is effectively connected income).

Gain recognized by you upon a sale of shares generally will not be taxed under FIRPTA if we are a “domestically controlled REIT,” defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by foreign persons. It is currently anticipated that we will be a “domestically controlled REIT,” although there can be no assurance that we will retain that status. If we are not “domestically controlled,” gain recognized by you will continue to be exempt under FIRPTA if you at no time owned more than five percent of our common stock. However, gain not subject to FIRPTA will be taxable to you if:

●	investment in the shares is effectively connected with your U.S. trade or business, in which case you will be subject to the same treatment as U.S. stockholders with respect to the gain; or

●
you are a nonresident alien individual who was present in the United States for more than 182 days during the taxable year and other applicable requirements are met, in which case you will be subject to a 30% tax on your capital gains.

If the gain on the sale of shares were to be subject to taxation under FIRPTA, you will be subject to the same treatment as U.S. stockholders with respect to the gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals).

If the proceeds of a sale of shares by you are paid by or through a U.S. office of a broker, the payment is subject to information reporting and to backup withholding unless you certify as to your name, address and non-U.S. status or otherwise establish an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds if the payment is made outside the U.S. through a non-U.S. office of a non-U.S. broker. U.S. information reporting requirements (but not backup withholding) will apply, however, to a payment of disposition proceeds outside the U.S. if:

●
the payment is made through an office outside the U.S. of a broker that is: (a) a U.S. person; (b) a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the U.S.; or (c) a “controlled foreign corporation” for U.S. federal income tax purposes; and

●	the broker fails to initiate documentary evidence that you are a Non-U.S. Stockholder and that certain conditions are met or that you otherwise are entitled to an exemption.

Recent Legislation

Recently enacted legislation would, among other things, (i) require withholding at a rate of 30 percent on certain payments (including payments of U.S. source dividends and gross proceeds from the sale of stock that can produce U.S. source dividends) paid after December 31, 2012, to certain foreign financial institutions, investment funds, and other non-U.S. persons that fail to meet certain requirements, and (ii) require that, in certain circumstances, certain U.S. holders that are individuals, estates and trusts pay a 3.8 percent tax on "net investment income", which includes, among other things, dividends on and gains from the disposition of stock, effective for taxable years beginning after December 31, 2012. Shareholders are urged to consult their tax advisors regarding the possible implications of the legislation on their investment in our stock.

Possible Legislative or Other Actions Affecting Tax Consequences

Prospective holders of our securities should recognize that the present federal income tax treatment of investment in our company may be modified by legislative, judicial or administrative action at any time and that any of these actions may affect investments and commitments previously made. The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the Treasury Department, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes. Revisions in federal tax laws and interpretations thereof could adversely affect the tax consequences of investment in our company.

State and Local Taxes

We may be and you may be subject to state or local taxes in other jurisdictions such as those in which we may be deemed to be engaged in activities or own property or other interests. The state and local tax treatment of us may not conform to the federal income tax consequences discussed above.

SELLING STOCKHOLDER

On December 22, 2009, in connection with our acquisition of certain subsidiaries of CapitalSource, we issued 2,714,959 shares of our common stock as consideration in a private placement to an affiliate of CapitalSource.  On January 15, 2010, we filed a registration statement with the SEC with respect to these shares.  As of the date of this Prospectus, 714,959 of the registered shares remain unsold and are held by the selling stockholder.

On June 29, 2010, in connection with our acquisition of certain additional subsidiaries of CapitalSource, we issued 994,600 shares of our common stock as consideration in a private placement to the selling stockholder.

Pursuant to a registration rights agreement we entered into with CapitalSource in connection with these acquisitions, we have registered the shares offered by this Prospectus in order to permit the selling stockholder to offer the shares for resale from time to time.

The selling stockholder may from time to time offer and sell up to 1,709,559 of the shares of our common stock issued in the acquisitions pursuant to this Prospectus.  The term “selling stockholder” includes the entity listed below and its transferees, pledges, donees or other successors.  Information concerning the selling stockholder may change after the date of this Prospectus and changed information will be presented in an amendment or supplement to this Prospectus if and when required.

The selling stockholder did not have a material relationship with Omega at any time during the last three years other than as an affiliate of CapitalSource which had such a relationship in connection with the securities purchase agreement and acquisition of the CapitalSource subsidiaries as described above, including but not limited to the Company’s assumption and subsequent payment of $59.4 million of debt to an affiliate of CapitalSource.

The following table sets forth the name of the selling stockholder, the number of shares and percentage of our common stock beneficially owned by the selling stockholder immediately prior to this registration, the number of shares registered and the number of shares and percentage of our common stock to be beneficially owned by the selling stockholder assuming all shares covered by this registration statement are sold.  The last two columns of this table assume that all shares covered by this Prospectus will be sold by the selling stockholder and that no additional shares of our common stock are bought or otherwise acquired or sold by the selling stockholder.

Name	Beneficial Ownership Prior to		Shares	Beneficial Ownership
	the Registration		Covered	After
			by this	the Shares are Sold
	Number of	Percentage	Registration	Number of	Percentage
	Shares	Ownership 1	Statement	Shares	Ownership
CapitalSource Healthcare LLC	1,709,559	1.8%	994,600	0	-
Total	1,709,559	1.8%	994,600	0	-

1  Based on 94,497,753 shares of issued and outstanding common stock as of July 12, 2010.

PLAN OF DISTRIBUTION

The selling stockholder may effect from time to time sales of our common stock directly or indirectly, by or through underwriters, agents or broker-dealers, and our common stock may be sold by one or a combination of several of the following methods:

●	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of the sale;

●	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

●	ordinary brokerage transactions;

●	an underwritten public offering in which one or more underwriters participate;

●	put or call options transactions or hedging transactions relating to the common stock;

●	short sales;

●	purchases by a broker-dealer as principal and resale by that broker-dealer for its own account;

●	“block” sale transactions;

●	privately negotiated transactions;

●	a combination of any such methods of sale; and

●	any other method permitted pursuant to applicable law.

The common stock may be sold at prices and on terms then prevailing in the market, at prices related to the then-current market price of the common stock or at negotiated prices. At the time that a particular offer is made, a prospectus supplement, if required, will be distributed that describes the name or names of underwriters, agents or broker-dealers, any discounts, commissions and other terms constituting selling compensation and any other required information. Moreover, in effecting sales, broker-dealers engaged by the selling stockholder and purchasers of the common stock may arrange for other broker-dealers to participate in the sale process. Broker-dealers may receive discounts or commissions from the selling stockholder and the purchasers of the common stock in amounts that would be negotiated prior to the time of the sale. Sales through broker-dealers will be made only through broker-dealers properly registered in a subject jurisdiction or in transactions exempt from registration. If the shares of common stock are sold through underwriters, the selling stockholder will be responsible for underwriting discounts or commissions. Any of these underwriters, broker-dealers or agents may perform services for us or our affiliates in the ordinary course of business. We have not been advised that the selling stockholder has any definitive selling arrangement with any underwriter, broker-dealer or agent.

If the selling stockholder effects transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholder or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved).

There can be no assurance that the selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this Prospectus forms a part.

The selling stockholder and any other person participating in any distribution will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholder and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

The selling stockholder may also resell all or a portion of its common stock in open market transactions in reliance upon Rule 144 of the Securities Act, provided that such sale meets the criteria and conforms to the requirements of such rule.

Any broker or dealer participating in any distribution of the common stock in connection with the offering made by this Prospectus may be considered to be an “underwriter” within the meaning of the Securities Act and may be required to deliver a copy of this Prospectus, including a prospectus supplement, if required, to any person who purchases any of the common stock from or through that broker or dealer.

We will not receive any of the proceeds from the sale of the common stock by the selling stockholder pursuant to this Prospectus. We will bear all expenses incident to the registration of the common stock under federal and state securities laws and the sale of the common stock hereunder, other than discounts, fees of underwriters, selling brokers and dealer managers, attorneys fees incurred by the selling stockholder, and any transfer taxes payable on any shares.

To comply with various states’ securities laws, if applicable, the common stock will be sold in such jurisdictions only through registered or licensed brokers or dealers.

We have agreed to indemnify the selling stockholders and any person authorized to act and who acts on behalf of the selling stockholder against liabilities relating to the registration statement, including liabilities under the Securities Act and the Exchange Act. The selling stockholder has agreed to indemnify us, our directors and officers and any control persons against liabilities relating to any information given to us by such parties for inclusion in the registration statement, including liabilities under the Securities Act and the Exchange Act.

LEGAL MATTERS

The validity of the shares of common stock being offered hereby has been passed upon for us by Bryan Cave LLP, Atlanta, Georgia.  In addition, Bryan Cave LLP, Atlanta, Georgia, has passed upon certain federal income tax matters.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedules included in our Annual Report on Form 10-K for the year ended December 31, 2009, and the effectiveness of internal control over financial reporting as of December 31, 2009, as set forth in their reports, which are incorporated by reference in this Prospectus and elsewhere in the registration statement. Our financial statements and schedules are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

Ernst & Young LLP, independent auditors, has audited the combined statement of revenues and certain expenses of the Healthcare Real Estate Carve-out of CapitalSource Inc.: Closings I and II, included in our Current Report on Form 8-K/A dated December 22, 2009, for the year ended December 31, 2008, the combined statement of revenues and certain expenses of the Healthcare Real Estate Carve-out of CapitalSource Inc.: Closing II, included in our Current Report on Form 8-K dated May 7, 2010, for the year ended December 31, 2009, and  the combined statement of revenues and certain expenses of the Healthcare Real Estate Carve-out of CapitalSource Inc.: Closing III, included in our Current Report on Form 8-K dated May 7, 2010, for the year ended December 31, 2009, which are incorporated by reference in this Prospectus and elsewhere in the registration statement.  These financial statements are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at its public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings are also available to the public at the web site maintained by the SEC at www.sec.gov, as well as on our website at www.omegahealthcare.com. You may inspect information that we file with the NYSE at the offices of the NYSE at 20 Broad Street, New York, New York 10005. Information on our website is not incorporated by reference herein and our web address is included as an inactive textual reference only.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring to our other filings with the SEC. The information that we incorporate by reference is considered a part of this Prospectus and information that we file later with the SEC will automatically update and supersede the information contained in this Prospectus. We incorporate by reference the following documents (File No. 1-11316) we filed with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, other than information in these documents that is not deemed to be filed with the SEC:

●	our Annual Report on Form 10-K for the year ended December 31, 2009, filed with the SEC on March 1, 2010;

●	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, filed with the SEC on May 10, 2010;

●
our current reports* on Form 8-K, filed with the SEC on January 15, 2010, February 4, 2010, February 10, 2010, March 31, 2010, April 16, 2010, April 20, 2010, May 7, 2010, June 14, 2010, June 25, 2010 and June 30, 2010;

●
the description of our common stock contained in our Registration Statement on Form 8-A, filed with the SEC on August 4, 2002, and any amendments or reports filed for the purpose of updating that description; and

●	our Proxy Statement on Schedule 14A, relating to the annual meeting of stockholders held on June 9, 2010, filed with the SEC on April 30, 2010.

*
We are not incorporating and will not incorporate by reference into this Prospectus past or future information on reports furnished or that will be furnished under Items 2.02 and/or 7.01 of, or otherwise with, Form 8-K.

All documents we file later with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of our securities as described in this Prospectus will be deemed to be incorporated by reference into this Prospectus, other than information in the documents that is not deemed to be filed with the SEC. A statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference into this Prospectus will be deemed to be modified or superseded to the extent that a statement contained in any subsequently filed document that is incorporated by reference into this Prospectus, modifies or supersedes that statement. Any statements so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

We will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of any person, a copy of any or all of the documents incorporated herein by reference, other than exhibits to the documents, unless the exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates. Requests for copies in writing or by telephone should be directed to:

Omega Healthcare Investors, Inc.
200 International Circle
Suite 3500
Hunt Valley, MD 21030
Attn: Chief Financial Officer
(410) 427-1700

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses to be paid by the Company in connection with the offering of the securities registered. All amounts are estimates except for the registration fee.

SEC Registration Fee	$1,479
Accounting Fees and Expenses	25,000
Legal Fees and Expenses	25,000
Printing and Filing Expenses	5,000
Miscellaneous	3,521

Total	$60,000

Item 15. Indemnification of Directors and Officers

The articles of incorporation and bylaws of the registrant provide for indemnification of directors and officers to the full extent permitted by Maryland law.

Section 2-418 of the General Corporation Law of the State of Maryland generally permits indemnification of any director or officer with respect to any proceedings unless it is established that: (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and was either committed in bad faith or the result of active or deliberate dishonesty; (b) the director or officer actually received an improper personal benefit in money, property or services; or (c) in the case of a criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. The indemnity may include judgments, penalties, fines, settlements, and reasonable expenses actually incurred by the director or officer in connection with the proceedings. However, a corporation may not indemnify a director or officer who shall have been adjudged to be liable to the corporation, or who instituted a proceeding against the corporation (unless such proceeding was brought to enforce the charter, bylaws or the indemnification provisions thereunder). The termination of any proceeding by judgment, order or settlement does not create a presumption that the director or officer did not meet the requisite standard of conduct required for permitted indemnification. The termination of any proceeding by conviction, or plea of nolo contendere or its equivalent, or an entry of an order of probation prior to judgment, creates a rebuttable presumption that the director or officer did not meet that standard of conduct.  A director may not be indemnified for any proceeding brought by that director against the corporation, except to enforce an indemnification right, or if the corporation’s charter or an outside agreement provides otherwise.

The registrant has also entered into indemnity agreements with the officers and directors of the registrant that provide that the registrant will, subject to certain conditions, pay on behalf of the indemnified party any amount which the indemnified party is or becomes legally obligated to pay because of any act or omission or neglect or breach of duty, including any actual or alleged error or misstatement or misleading statement, which the indemnified party commits or suffers while acting in the capacity as an officer or director of the registrant. Once an initial determination is made by the registrant that a director or officer did not act in bad faith or for personal benefit, the indemnification provisions contained in the charter, bylaws, and indemnity agreements would require the registrant to advance any reasonable expenses incurred by the director or officer, and to pay the costs, judgments, and penalties determined against a director or officer in a proceeding brought against them.

Insofar as indemnification for liabilities arising under the Securities Act is permitted to directors and officers of the registrant pursuant to the above-described provisions, the registrant understands that the SEC is of the opinion that such indemnification contravenes federal public policy as expressed in said act and therefore is unenforceable.

Item 16. Exhibits

The exhibits to this registration statement are listed in the Exhibit Index that immediately precedes such exhibits and is hereby incorporated by reference.

Item 17. Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the Prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in the registration statement.

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii), and (a)(1)(iii) and do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)  That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the registrant is relying on Rule 430B:

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(b) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of each Registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe it meets all the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hunt Valley, State of Maryland, on this 13th day of July, 2010.

OMEGA HEALTHCARE INVESTORS, INC.

By:	/s/ Taylor Pickett
C. Taylor Pickett
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person who signature appears below constitutes and appoints C. Taylor Pickett and Robert O. Stephenson, or either of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this registration statement and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto either of said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully as to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that either of said attorneys-in-fact and agents, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on July 13, 2010.

Signature	Position

/s/ Taylor Pickett
C. Taylor Pickett	Chief Executive Officer and Director (Principal Executive Officer)
/s/ Robert O. Stephenson
Robert O. Stephenson	Chief Financial Officer (Principal Financial Officer)
/s/ Michael D. Ritz
Michael D. Ritz	Chief Accounting Officer (Principal Accounting Officer)
/s/ Bernard J. Korman
Bernard J. Korman	Chairman of the Board of Directors

/s/ Thomas S. Franke
Thomas S. Franke	Director

/s/ Harold J. Kloosterman
Harold J. Kloosterman	Director

/s/ Edward Lowenthal
Edward Lowenthal	Director

/s/ Stephen D. Plavin
Stephen D. Plavin	Director

EXHIBIT INDEX

Exhibit Number	Description

5.1	Opinion of Bryan Cave LLP regarding the legality of the securities being registered.

8.1	Opinion of Bryan Cave LLP regarding certain tax matters.

23.1	Consent of Ernst & Young LLP with respect to Omega Healthcare Investors, Inc. audited financial statements.

23.2	Consent of Ernst & Young LLP with respect to the Healthcare Real Estate Carve Out of CapitalSource Inc.: Closings I and II for the year ended December 31, 2008.

23.3
Consent of Ernst & Young LLP with respect to the Healthcare Real Estate Carve Out of CapitalSource Inc.: Closing II for the year ended December 31, 2009, and Healthcare Real Estate Carve Out of CapitalSource Inc.: Closing III for the year ended December 31, 2009.

23.4	Consent of Bryan Cave LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included on signature page of the registration statement).